Sphere 3D and Overland Storage Enter Licensing and Supply Agreements to Deliver
Secure Access to Native Applications and Data Management on Any Device

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – July 16, 2013 –Sphere 3D Corporation (TSX-V: ANY), developer of Glassware 2.0™ technology, today announced that in partnership with Overland Storage (NASDAQ: OVRL), they have developed the first integrated solution that delivers the full functionality of hardware, operating systems, and applications via the cloud to any device.

The combination of Overland’s data storage solutions, including its flagship SnapScale, and Sphere 3D’s Glassware 2.0™ virtualization solution, will enable mobile device users the full functionality of any software program or application on any device, anywhere, eliminating the application limitations, data management and security problems for enterprises created by the BYOD (Bring Your Own Device) phenomenon. Mobile users that need productivity applications such as word processing, spreadsheets, presentations and collaborations, specialized software for computer-aided design (CAD), magnetic resonance imaging (MRI), software development, video production or customized legacy applications can now experience full application functionality via the cloud. A video presentation on this integrated solution may be viewed here: http://youtu.be/0UuZBZ5KeF4

Business users today cannot truly be productive while on the go without access to the full functionality of the business programs they utilize every day. Additionally, security issues arise for enterprises when data is downloaded to an unsecure personal mobile device, or transferred to cloud solutions out of the enterprise’s control, each of which presents critical concerns around the ever-growing BYOD trend. When utilizing the Overland Storage cloud or appliance coupled with Sphere 3D’s Glassware 2.0™ technology, mobile business users will be able to access the applications they want, along with the corporate data they need, without any data ever leaving the security of the enterprise.

“BYOD has achieved broad acceptance with 89% of organizations allowing their employees to use their own mobile devices for work purposes, and in just six countries (U.S., U.K., Germany, China, India and Brazil) the number of BYOD devices is expected to double to 405 million by 2016 from 198 million in 2013,” said Eric Kelly, President and CEO of Overland Storage. “This Sphere 3D partnership has been a part of Overland’s strategy for over a year and is key to delivering on our vision of providing a global distributed enterprise architecture that would give us access to one of the fastest growing markets.”

“We are excited to combine our virtualization technology solution with Overland’s data storage expertise and to expand our offering beyond the consumer to address the substantial enterprise opportunity,” said Peter Tassiopoulos, CEO of Sphere 3D. “Overland has been an innovator in data storage for more than 30 years, and this partnership gives us access to their robust channel of thousands of resellers in 60 different countries and an installed base of more than 450 thousand.”

As part of this strategic partnership, Overland and Sphere 3D have entered into a Supplier Agreement whereby Sphere 3D will procure its cloud infrastructure solutions from Overland, as well as a Technology Licensing Agreement which grants Overland the licensing rights for the enterprise market.

Pursuant to the Supplier Agreement, Sphere 3D has agreed to pay for up to $1.5 million of cloud infrastructure equipment in shares to Overland. The first $500,000 has been satisfied through the issuance of 769,231 common shares of Sphere 3D at an ascribed price of $0.65. Sphere shall pay an additional $500,000 in common shares of Sphere 3D on each of the first and second anniversaries of the agreement. The number of common shares to be issued shall be calculated based on the 10 day average of the closing price per common share of Sphere 3D ending 3 trading days prior to each of the anniversary dates; up to a maximum of 769,231 common shares will be issued on each date. Such Sphere 3D shares shall be subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

Pursuant to the Technology License Agreement, Sphere 3D shall license its Glassware 2.0™ technology to Overland and grant Overland licensing rights for the enterprise and business market. In return, Overland has agreed to pay Sphere 3D an upfront fee and a royalty on future sales of licensed Sphere 3D technology.

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

About Overland Storage
Overland Storage is the trusted global provider of effortless data management and data protection solutions across the data lifecycle. By providing an integrated range of technologies and services for primary, nearline, offline, archival, and cloud data storage, Overland makes it easy and cost effective to manage different tiers of information over time. Whether distributed data is across the hall or across the globe, Overland enables companies to focus on building their business instead of worrying about data growth. Overland SnapScale, SnapServer, SnapSAN, NEO Series and REO Series solutions are available through a select network of value added resellers and system integrators. For more information, visit www.overlandstorage.com.

Connect with Overland Storage
Follow Overland on Twitter: www.twitter.com/OverlandStorage Visit Overland on Facebook: www.facebook.com/OverlandStorage

Overland Storage, SnapScale, SnapServer, SnapSAN, NEO Series, REO Series and the Overland logo are trademarks Overland Storage, Inc., that may be registered in some jurisdictions. All other trademarks used are owned by their respective owners.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Overland Investor Relations Contact:
Todd Kehrli or Jim Byers
MKR Group Inc.
323-468-2300
ovrl@mkr-group.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

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